DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02025460

NO ACT
P.E 12-31-200
1-11913

March 1, 2002

Christopher M. Todoroff
Counsel
Law and Regulatory Affairs, RC4A
Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

Act 1934
Section
Rule 14A-8
Public Availability 3/1/2002

PROCESSED
APR 16 2002
THOMSON
FINANCIAL

Re: Aetna Inc.
Incoming letter dated December 21, 2001

Dear Mr. Todoroff:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to Aetna by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Bartlett Naylor
1255 North Buchanan
Arlington, VA 22205

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

Christopher M. Todoroff
Counsel
Law and Regulatory Affairs, RC4A
(860) 273-0349
Fax: (860) 273-8340

William C. Baskin III
Counsel
Law and Regulatory Affairs, RC4A
(860) 273-6252
Fax: (860) 273-8340

December 21, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Aetna Inc. – Shareholder Proposal Submitted by Bartlett Naylor

Ladies and Gentlemen:

On behalf of Aetna Inc., a Pennsylvania corporation ("Aetna" or the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action against Aetna if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal submitted by Bartlett Naylor ("the "Proponent") from our proxy materials for the 2002 annual meeting of shareholders, which we expect to file in definitive form with the Commission on or about March 18, 2002.

In accordance with Rule 14a-8(j), we hereby file six copies of this letter and the Proposal, which, together with the supporting statement and correspondence between the Company and the Proponent (including his address), is attached as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

<u>The Proposal</u>

We received an e-mail message from the Proponent dated November 15, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal reads as follows:

"Resolved: that shareholders urge that the board of directors will solicit shareholder approval for any 'shareholder rights' plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed."

Rule 14a-8(i)(3): The Proposal is Vague and the Supporting Statement Contains Materially False or Misleading Statements

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. We believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the proposal is vauge and substantial portions of the supporting statement are false and misleading. As described below, we believe the materials submitted by the Proponent contain obvious deficiencies in terms of accuracy, clarity and relevance and would require substantial detailed and extensive editing in order to comply with the proxy rules. We request the staff to agree that it would be appropriate to exclude the entire proposal and supporting statement, without opportunity for the Proponent to submit a revised version to us because, as noted in Staff Legal Bulletin No. 14, requiring the devotion of time and resources to rework proposals that contain obvious deficiencies is not beneficial to all participants in the process. Further, we believe that allowing the Proponent to extensively revise these materials would in essence constitute a new submission that is untimely under the proxy rules. Under Rule 14a-8(e), the deadline for submission of proposals for inclusion in Aetna's 2002 proxy statement was November 23, 2001.

The Staff has consistently recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false or misleading statements, inflammatory information, or if the proposal is vague. See Burlington Northern Santa Fe Corporation (Jan. 31, 2001 (false or misleading statements unrelated to proposal)); Burlington Northern Santa Fe Corporation (Feb. 14, 2000 (opinions stated as fact; other false or misleading statements including statements unrelated to proposal)); The Boeing Company (Mar. 3, 2000 (lack of citation to newspaper account; opinions stated as fact; other false or misleading statements including inflammatory statements)); and IDACORP, Inc. (Jan. 24, 2000 (vague and indefinite proposal)). We believe this shareholder proposal and supporting statement should be excluded under Rule 14a-8(i)(3) because the proposal is unclear and the supporting statement inappropriately casts opinions as statements of fact and contains incomplete and inaccurate quotations and other false, misleading and inflammatory information. Our specific reasons why individual portions of these materials should be substantially edited or excluded are set forth below, although, as described above, we believe the entire materials should be excluded in light of the substantial revisions, in the aggregate, necessary in order for the materials to comply with the proxy rules.

The Proposal should be excluded because it is vague

Aetna currently has a shareholder rights plan. We believe the language of the proposal is unclear, since it is unclear whether the phrase "any shareholder rights plan that might be adopted" includes the existing rights plan, or applies only to future rights plans adopted by the Company. The Staff has recognized that proposals that are vague and indefinite may properly be excluded under Rule 14a-8(i)(3). See IDACORP, Inc. (Jan. 24, 2000). The proposal itself should therefore be excluded if not revised.

<u>The supporting statement includes false or misleading statements</u>

The supporting statement includes the following:

- "Shareholder rights plans, sometimes called 'poison pills,' may be adopted by boards at any time. Our company might redeem a pill, adopt another, and redeem that one, three separate moves, between the time this resolution is filed in the fall of 2001, and the time of the 2002 annual meeting in the spring." (first and second sentences).

Although the Proponent was permitted to include similar statements in a similar supporting statement related to Burlington Northern Santa Fe (see the 2000 Burlington Northern letter referred to above), we believe that these statements are misleading because they imply that a board of directors has unfettered discretion in these matters and they do not discuss the fiduciary obligations of boards of directors under Pennsylvania law regarding the adoption or redemption of a shareholder rights plan. These statements should therefore be revised to refer to these obligations or excluded. Also, as a factual matter, from the submission of the Proponent's proposal to date, the Company has not redeemed its existing rights plan or adopted a new one.

- "Yet many shareholders oppose pills when they are asked in a vote." (third sentence).

No supporting statistics are provided for this statement. Statistics should be provided, or the sentence should be removed or recast as opinion.

- "By adopting a policy that any shareholder rights plan would be ratified by a shareholder vote, our board could demonstrate a commitment to insure the greatest management care for shareholders." (fifth sentence)

This in essence also is an opinion, and implies that the Board of Directors of the Company does not already have this type of commitment to shareholders. Also, we believe that adoption of the Company's existing shareholder rights plan was in the best interests of shareholders and consistent with the Board's fiduciary obligations.

- "Aetna's recent bumpy ride certainly argues for greater accountability to shareholders." (sixth sentence).

This statement should be excluded. It is unclear what the Proponent means by this statement (whether it refers to stock performance over a particular period, the matters the Proponent refers to in the three paragraphs of the supporting statement following this sentence, etc.), and no factual support is provided.

- Inclusion of the next three paragraphs, constituting the third, fourth and fifth paragraphs of the supporting statement, is misleading. It is unclear how the Proponent is attempting to relate the topics addressed in each of these paragraphs, which deal with executive compensation, management succession, and litigation, to the proposal, which deals with shareholder rights plans. We assume that the Proponent is attempting to do so by casting them as examples related to management accountability, although it is unclear how the Proponent believes accountability in terms of a portion of executive compensation granted to the CEO in 1998, management succession occurring in 2000 or litigation is linked to his particular proposal. In addition, each paragraph itself contains false or misleading statements. Each of the paragraphs should be excluded, or would require substantial revisions as outlined individually below.

- The third paragraph of the supporting statement is as follows:

"In 1998, the board paid a former CEO a bonus of $2.5 million (options, present value calculation), a sum it explained was necessary to 'to retain...high performing executives.' The next year the board terminated this 'high performing' executive amidst a cascading share price and operational problems. They paid him $3.4 million to 'leave the accident scene,' according to a Reuters news account."

These statements are misleading. The first sentence regards compensation paid in 1998 to Aetna's former CEO, Richard L. Huber, and we assume (although no cite is given) refers to the Report of the Committee on Compensation and Organization contained in the Company's 1999 proxy statement. However, the Proponent misstates the report. As noted in the report's general discussion of compensation philosophy, the Company's executive compensation program in general is designed to "attract and retain high-performing executives." However, the basis given in the report for the CEO's 1998 grant of options, which is clearly set forth in the report under the caption "What is the Basis for Mr. Huber's 1998 Compensation? – stock options," was "to maintain Mr. Huber's total compensation opportunity at a competitive median level." Also, the first sentence of the paragraph is misleading since it characterizes an annual option grant as a bonus, when the actual bonus for 1998 reported in the compensation table of the proxy statement was a lower amount. The second sentence of the paragraph is misleading since the Proponent does not give any specific factual support for the statements made regarding share price and operational problems. As to the third sentence, failure to provide a cite for the news account makes the quotation misleading because readers cannot refer to the full article to put the quotation in context. (See, e.g. The Boeing Company (Mar. 3, 2000)). In addition, inclusion of the quotation is inflammatory and otherwise misleading. As disclosed in Aetna's 2000 proxy statement, the payments referred to were made to Mr. Huber in connection with his resignation and in lieu of an existing agreement with the Company and in exchange for his agreement generally not to compete with the Company.

- The fourth paragraph of the supporting statement is as follows:

"This CEO's successor: a long-serving official of Philip Morris, permitting a public already cynical about HMO motives to wonder just how committed Aetna is to promoting health. (Aetna notes that a key risk is adverse publicity.)"

This paragraph is false, misleading and inflammatory. It implies that William H. Donaldson (who had been an outside director of Philip Morris and is a long standing outside director of Aetna) becoming Chairman of Aetna in 2000 evidences negatively or questions Aetna's commitment to promoting health care. No factual support is given for these statements and it also inappropriately casts the Proponent's opinion as fact. The supporting statement also fails to state that Mr. Donaldson resigned his position as a director of Phillip Morris when he became chairman of Aetna.

- The fifth paragraph of the supporting statement, which in essence states that Aetna has substantial litigation, should be removed since it is unclear how or whether these statements address the topic of the proposal, or are topics that can be addressed directly by the proposal. In addition, to make the Company quotation cited accurate, the phrase "health care industry" would need to change to "health care payor industry", and a reference to our SEC filings containing the litigation disclosure should be provided.

- The sixth paragraph of the supporting statement is as follows:

"Many management problems have been addressed. But challenges abound. Indeed, the current CEO/Chair was surprised Aetna recruited him given that he was part of one of these lawsuits filed against the company. Our company has historically contested efforts by reformers to improve access to health insurance. I believe this may only serve to jaundice prospective clients about the sincerely [sic] of our company's commitment to quality health care. Since reconfiguring into a pure HMO play, public perception is critical."

This paragraph is false and misleading. The third sentence inaccurately rewords statements made by our current chairman, John W. Rowe, M.D. No citation for a quote is given, and in addition, the sentence states that he was involved in one of the purported class actions filed against Aetna and referred to in the fifth paragraph of the supporting statement, which is false. Even if Dr. Rowe's former employer was involved in ordinary course litigation against Aetna (prior to joining Aetna Dr. Rowe was the President and CEO of Mount Sinai NYU Health), this statement is irrelevant to the shareholder proposal because (1) Dr. Rowe did ultimately decide to join Aetna and (2) that litigation is not related in any respect to the Proponent's proposal concerning shareholder rights plans. As a result, this sentence should be removed. The fourth sentence of the paragraph, which alleges that Aetna has contested efforts to improve access to health insurance, is false, and no factual support is or can be given by the Proponent for his statements. Therefore, this sentence should also be removed. Once these sentences are removed, so should the fifth sentence – although it states an opinion of the Proponent it would have no context without the prior two sentences. The last sentence of the paragraph is also factually inaccurate. Aetna is not a "pure HMO play", rather, it has a wide range of health, dental, group insurance and large case pensions products. Health insurance products include HMO, point of service, preferred provider organization and indemnity health products. HMO membership accounts for less than half of the Company's health insurance membership at September 30, 2001. In addition, the second half of the sentence, relating to public perception, portrays the opinion of the Proponent as fact.

- In the last paragraph of the supporting statement, the first sentence, "The need to navigate a business model wherein premium-paying customers are attracted and retained with prompt, generous claims payments but where profits are maximized by restricting those same payments (reducing the 'medical loss ratio') requires skillful management", is misleading, since it casts the Proponent's opinion on a business model as fact. In addition, the second sentence of the paragraph, which states that "Greater accountability to shareholders can insure that the unskillful are replaced" is misleading, and should be recast as opinion or removed. No factual support for this statement is provided. It is also unclear how, as the statement implies, that the proposal, which deals with shareholder approval of a shareholder rights plan, would promote the replacement of unskillful management. Finally, the third sentence of the last paragraph, which states that "Rights plans insulate the company from such accountability" is also misleading because no factual support is provided and also because having a rights plan in place doesn't, as a legal matter, insulate or lessen the fiduciary duties of the Board of Directors.

To the extent that this letter relates to matters of Pennsylvania law, this letter should be deemed to be the supporting opinion of counsel of William C. Baskin III, one of the undersigned, who is counsel licensed in Pennsylvania.

* * * * *

For the foregoing reasons, we believe that the proposal and supporting statement may be omitted from the 2002 proxy statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the proposal and supporting statement are excluded.

Aetna anticipates that the 2002 proxy statement will be finalized for printing in early March 2002 to meet our scheduled definitive filing with the Commission on March 18, 2002 and mailing schedule. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call Christopher M. Todoroff at 860-273-0349.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us in the enclosed envelope.

Very truly yours,

Christopher M. Todoroff

William C. Baskin III

Exhibit A

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed.

Supporting Statement: Shareholder rights plans, sometimes called "poison pills," may be adopted by boards at any time. Our company might redeem a pill, adopt another, and redeem that one, three separate moves, between the time this resolution is filed in the fall of 2001, and the time of the 2002 annual meeting in the spring. Yet many shareholders oppose pills when they are asked in a vote. This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board. By adopting a policy that any shareholder rights plan would be ratified by a shareholder vote, our board could demonstrate a commitment to insure the greatest management care for shareholders.

Aetna's recent bumpy ride certainly argues for greater accountability to shareholders.

* In 1998, the board paid a former CEO a bonus of $2.5 million (options, present value calculation), a sum it explained was necessary to "to retain ... high performing executives." The next year the board terminated this "high performing" executive amidst a cascading share price and operational problems. They paid him $3.4 million to "leave the accident scene," according to a Reuters news account.

* This CEO's successor: a long-serving official of Philip Morris, permitting a public already cynical about HMO motives to wonder just how committed Aetna is to promoting health. (Aetna notes that a key risk is adverse publicity.)

* Litigation abounds. As Aetna puts it, "The Company is involved in several purported class action lawsuits that are part of a wave of similar actions targeting the health care industry and, in particular, the conduct of business by managed care companies." A quarterly report devotes 3,300 words to the subject of litigation, and this only addresses some of the higher profile contests.

Many management problems have been addressed. But challenges abound. Indeed, the current CEO/Chair was surprised Aetna recruited him given that he was part of one of these lawsuits filed against the company. Our company has historically contested efforts by reformers to improve access to health insurance. I believe this may only serve to jaundice prospective clients about the sincerely of our company's commitment to quality health care. Since reconfiguring into a pure HMO play, public perception is critical.

The need to navigate a business model wherein premium-paying customers are attracted and retained with prompt, generous claims payments but where profits are maximized by restricting those same payments (reducing the "medical loss ratio") requires skillful management. Greater accountability to shareholders can insure that the unskillful are replaced. Rights plans insulate the company from such accountability. I urge you to vote FOR this resolution.

Falasco, Paige

From: Bartnaylor@aol.com
Sent: Thursday, November 15, 2001 4:09 PM
To: Falasco, Paige
Subject: shareholder resoluton

Please confirm receipt by return email

Nov. 12, 2000

Corporate Secretary
Aetna
c/o falascopl@aetna.com
151 Farmington Ave
Hartford, Ct 06156

Dear Corporate Secretary

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting in 2002; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated,
Sincerely,

Bartlett Naylor

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed.

Supporting Statement: Shareholder rights plans, sometimes called "poison pills," may be adopted by boards at any time. Our company might redeem a pill, adopt another, and redeem that one, three separate moves, between the time this resolution is filed in the fall of 2001, and the time of the 2002 annual meeting in the spring. Yet many shareholders oppose pills when they are asked in a vote. This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board. By adopting a policy that any shareholder rights plan would be ratified by a shareholder vote, our board could demonstrate a commitment to insure the greatest management care for shareholders.

Aetna's recent bumpy ride certainly argues for greater accountability to shareholders.

* In 1998, the board paid a former CEO a bonus of $2.5 million (options, present value calculation), a sum it explained was necessary to "to retain .. . high performing executives." The next year the board terminated this "high performing" executive amidst a cascading share price and operational problems. They paid him $3.4 million to "leave the accident scene," according to a Reuters news account.

* This CEO's successor: a long-serving official of Philip Morris, permitting a public already cynical about HMO motives to wonder just how committed Aetna is to promoting health. (Aetna notes that a key risk is adverse publicity.)

Litigation abounds. As Aetna puts it, "The Company is involved in several purported class action lawsuits that are part of a wave of similar actions targeting the health care industry and, in particular, the conduct of business by managed care companies." A quarterly report devotes 3,300 words to the subject of litigation, and this only addresses some of the higher profile contests.

Many management problems have been addressed. But challenges abound. Indeed, the current CEO/Chair was surprised Aetna recruited him given that he was part of one of these lawsuits filed against the company. Our company has historically contested efforts by reformers to improve access to health insurance. I believe this may only serve to jaundice prospective clients about the sincerely of our company's commitment to quality health care. Since reconfiguring into a pure HMO play, public perception is critical.

The need to navigate a business model wherein premium-paying customers are attracted and retained with prompt, generous claims payments but where profits are maximized by restricting those same payments (reducing the "medical loss ratio") requires skillful management. Greater accountability to shareholders can insure that the unskillful are replaced. Rights plans insulate the company from such accountability. I urge you to vote FOR this resolution.

Aetna

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3215

Paige L. Falasco
Assistant Corporate Secretary
(860) 273-3338
Fax: (860) 293-1361

VIA OVERNIGHT COURIER

November 19, 2001

Mr. Bartlett Naylor
1255 North Buchanan
Arlington, VA 22205

Re: **Your E-Mail to Aetna Inc. sent and received on November 15, 2001**

Dear Mr. Naylor:

This will acknowledge receipt of your e-mail sent and received on November 15, 2001 concerning a shareholder proposal on shareholder rights plans. However, your letter did not include a written statement from the record holder of your securities (usually your broker) verifying that on November 15, 2001 you continuously held at least $2,000 in market value of Aetna Common Shares for at least one year. This information is required to be provided to Aetna by Rule 14a-8 issued under the Securities Exchange Act of 1934.

Your response containing the missing information must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please direct your response to me at the above address.

Very truly yours,

Paige L. Falasco

nov19naylor.doc

12-1-22

CharlesSchwab

THE SCHWAB BUILDING • 101 MONTGOMERY STREET • SAN FRANCISCO, CA 94104 • (415) 627-7000

Received

November 15, 2001

Aetna
Attn: Corporate Secretary
151 Farmington Ave
Hartford CT 06156

RE: Bartlett Naylor, AR 6601-0325

To Whom It May Concern:

This letter is to verify that Bartlett Naylor is the beneficial holder of 150 shares of Aetna Inc. New, and has held at least $2,000.00 worth of shares of Aetna Inc. New for more than the past twelve months. Charles Schwab & Co., Inc. is the holder of record for these shares.

If you have any questions, please contact the customer's branch at 703-294-4362.

Sincerely,

Kimberly McCauley
Senior Communication Specialist
Charles Schwab & Co., Inc.

[redacted]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aetna Inc.
Incoming letter dated December 21, 2001

The proposal urges the board to solicit shareholder approval for any "shareholder rights plan" it might adopt.

We are unable to concur in your view that Aetna may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to:

- recast the sentence that begins "Yet many shareholders . . ." and ends " . . . in a vote" as the proponent's opinion;
- recast the statement that begins "By adopting a . . ." and ends " . . . care for shareholders" as the proponent's opinion;
- delete the discussion that begins "Aetna's recent bumpy . . ." and ends " . . . perception is critical"; and
- recast the sentences that begin "The need to navigate . . ." and end ". . . from such accountability" as the proponent's opinion.

Accordingly, unless the proponent provides Aetna with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Aetna omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor